Exhibit 99.1

Canadian Solar Reports Fourth Quarter and Full Year 2013 Results

Guelph, Ontario, March 5, 2014 — Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced its financial results for the fourth quarter and full year ended December 31, 2013.

Fourth Quarter 2013 Highlights

•                  Solar module shipments were 621 MW, compared to 478 MW in the third quarter of 2013.

•                  Net revenue was $519.5 million, compared to $490.9 million in the third quarter of 2013.

•                  Net revenue from the total solutions business was 23.4% of total net revenue, compared to 41.1% in the third quarter of 2013.

•                  Gross margin was 19.5%, compared to 20.4% in the third quarter of 2013.

•                  Diluted earnings per share was $0.39, compared to diluted earnings per share of $0.56 in the third quarter of 2013.

•                  Cash, cash equivalents and restricted cash balances at the end of the quarter totaled $679.4 million, compared to $681.7 million at the end of the third quarter of 2013.

•                  Cash flow from operations was approximately $73.2 million, compared to $152.0 million in the third quarter of 2013.

•                  Closed the sale of one solar power plant in Ontario, Canada valued at over C$61 million to TransCanada Corporation (TSX, NYSE: TRP) (“TransCanada”).

•                  Increased the total late-stage solar project pipeline to approximately 1.3 GW, with geographic diversification in Canada, Japan, the U.S. and China.

Full Year 2013 Highlights

•                  Solar module shipments were 1,894 MW, compared to 1,543 MW in 2012.

•                  Net revenue was $1,654.4 million, compared to $1,294.8 million in 2012.

•                  Net revenue from the total solutions business was 28.6% of total net revenue, compared to 11.5% in 2012.

•                  Diluted earnings per share was $0.63, compared to diluted loss per share of $4.53 in 2012.

•                  Cash flow from operations was approximately $229.5 million, compared to negative $147.8 million in 2012.

Fourth Quarter 2013 Results

Net revenue for the fourth quarter of 2013 was $519.5 million, up 5.8% from $490.9 million in the third quarter of 2013 and up 76.2% from $294.8 million in the fourth quarter of 2012.  Total solar module shipments in the fourth quarter of 2013 were 621 MW, compared to 478 MW in the third quarter of 2013 and 404 MW in the fourth quarter of 2012.  Solar module shipments to the Chinese market represented 42.9% of total shipments in the fourth quarter of 2013, compared to less than 1% in the third quarter of 2013, and 9.9% in the fourth quarter of 2012.  Solar module shipments to the Japanese market represented 19.7% of total shipments in the fourth quarter of 2013, compared to 29.5% in the third quarter of 2013 and 11.7% in the fourth quarter of 2012.  Solar module shipments in the fourth quarter of 2013 included 41 MW used in the Company’s total solutions business, compared to 60 MW in the third quarter of 2013 and 16 MW in the fourth quarter of 2012.

By geography, in the fourth quarter of 2013, sales to the European markets represented 5.5% of net revenue, sales to the Americas represented 32.1% of net revenue, and sales to Asia and all other markets represented 62.4% of net revenue, compared to 9.5%, 46.9% and 43.6%, respectively, in the third quarter of 2013 and 40.6%, 20.0% and 39.4%, respectively, in the fourth quarter of 2012.

	Q4 2013		Q3 2013		Q4 2012
	US$M	%	US$M	%	US$M	%
Europe	28.7	5.5	46.4	9.5	119.7	40.6
Americas	167.0	32.1	230.3	46.9	58.8	20.0
Asia and others	323.8	62.4	214.2	43.6	116.3	39.4
Total	519.5	100.0	490.9	100.0	294.8	100.0

Gross profit in the fourth quarter of 2013 was $101.3 million, compared to $100.2 million in the third quarter of 2013 and $14.9 million in the fourth quarter of 2012.  The slight sequential increase in gross profit was primarily due to higher module shipments and a $14 million reduction in warranty cost to reflect the general decline in module prices, which more than off-set the lower contribution from the Company’s total solutions business in the fourth quarter of 2013. The year-over-year increase in gross profit was primarily due to the increase in revenue contribution from the Company’s higher margin total solutions business, as well as higher module shipments and lower module manufacturing cost, which was partially off-set by a slight decline in module average selling price.  Gross margin in the fourth quarter of 2013 was 19.5%, compared to 20.4% in the third quarter of 2013 and 5.0% in the fourth quarter of 2012.

Total operating expenses were $56.0 million in the fourth quarter of 2013, up 24.5% from $44.9 million in the third quarter of 2013 and down 47.4% from $106.4 million in the fourth quarter of 2012.

Selling expenses were $28.5 million in the fourth quarter of 2013, up 33.9% from $21.2 million in the third quarter of 2013 and 14.0% from $25.0 million in the fourth quarter of 2012.  The sequential quarterly increase in selling expenses was primarily due to higher shipping, salary and credit insurance expenses. The year-over-year increase in selling expenses was primarily due to higher salary and bonus as well as higher shipping, credit insurance and rental expenses, partially offset by lower marketing expenses.

General and administrative expenses were $24.3 million in the fourth quarter of 2013, up 17.1% from $20.7 million in the third quarter of 2013 and down 69.0% from $78.3 million in the fourth quarter of 2012.  The sequential increase in general and administrative expenses was primarily due to an asset impairment charge of $3.7 million related to the write-down of the Company’s mono-crystalline ingot furnaces, as well as increased salary expenses, partially off-set by a $2.2 million decrease in bad debt expenses.  The year-over-year decrease in general and administrative expenses was primarily due to provisions for bad debt and for an arbitration decision against the Company totaled approximately $61.2 million in the fourth quarter of 2012.

Research and development expenses were $3.2 million in the fourth quarter of 2013, compared to $3.0 million in the third quarter of 2013 and $3.1 million in the fourth quarter of 2012.

Operating margin was 8.7% in the fourth quarter of 2013, compared to 11.3% in the third quarter of 2013 and negative 31.0% in the fourth quarter of 2012.  The sequential decline in operating margin was primarily due to the higher selling expenses, decline in gross margin as well as the asset impairment charge in the fourth quarter of 2013.  The year-over-year increase in operating margin was primarily due to higher gross margin and lower operating expenses in the fourth quarter of 2013 compared to the same period in 2012.

Interest expense in the fourth quarter of 2013 was $9.9 million, compared to $11.8 million in the third quarter of 2013 and $9.9 million in the fourth quarter of 2012.  The sequential decrease in interest expense was primarily due to lower bank charges in the fourth quarter of 2013.

Interest income in the fourth quarter of 2013 was $2.8 million, compared to $2.7 million in the third quarter of 2013 and $3.7 million in the fourth quarter of 2012.

The Company recorded a gain on change in fair value of derivatives of $8.9 million in the fourth quarter of 2013, compared to a loss of $1.6 million in the third quarter of 2013 and a gain of $2.3 million in the fourth quarter of 2012.  Net foreign exchange loss in the fourth quarter of 2013 was $18.5 million compared to a net foreign exchange gain of $2.3 million in the third quarter of 2013 and a net foreign exchange loss of $10.8 million in the fourth quarter of 2012.

Income tax expense in the fourth quarter of 2013 was $3.7million, compared to income tax expense of $12.4 million in the third quarter of 2013 and income tax benefit of $3.3 million in the fourth quarter of 2012.

Net income attributable to Canadian Solar in the fourth quarter of 2013 was $20.9 million, or $0.39 per diluted share, compared to net income of $27.7 million, or $0.56 per diluted share, in the third quarter of 2013, and net loss of $105.0 million, or $2.43 per diluted share, in the fourth quarter of 2012.

Management’s expectations in respect to profitability in the fourth quarter and the fiscal year 2013 are subject to the final ruling by the Suzhou Intermediate Court on a contract dispute between Canadian Solar and LDK as previously disclosed. If the court was to rule against Canadian Solar and order the Company to pay the award to LDK, before the company files its Annual Report on Form 20-F in April of 2014, Canadian Solar may have to make a provision for the fourth quarter of 2013 and the full year of 2013, which would impact the Company’s profitability.

Financial Condition

As of December 31, 2013, the Company had $679.4 million of cash, cash equivalents and restricted cash, compared to $681.7million as of September 30, 2013.

On February 18, 2014, the Company closed a concurrent offering of 3,194,700 common shares and US$150 million in aggregate principal amount of 4.25% convertible senior notes due 2019 and received aggregate net proceeds of approximately US$255.7 million after deducting discounts and commissions but before offering expenses.

Accounts receivable, net of allowance for doubtful accounts, at the end of the fourth quarter of 2013 were $280.7 million, compared to $271.8 million at the end of the third quarter of 2013.  Accounts receivable turnover was 59 days in the fourth quarter of 2013, compared to 62 days in the third quarter of 2013.

Inventories at the end of the fourth quarter of 2013 were $231.2 million, compared to $220.6 million at the end of the third quarter of 2013.  Inventory turnover was 53 days in the fourth quarter of 2013, compared to 55 days in the third quarter of 2013.

Accounts and notes payable at the end of the fourth quarter of 2013 were $639.4 million, compared to $589.7 million at the end of the third quarter of 2013.

Short-term borrowings at the end of the fourth quarter of 2013 were $778.5 million, compared to $801.6 million at the end of the third quarter of 2013.  Long-term debt at the end of the fourth quarter of 2013 was $151.4 million, compared to $190.5 million at the end of the third quarter of 2013.  Short-term borrowings and long-term debt directly related to utility-scale solar power projects totaled $201.9 million at the end of fourth quarter of 2013.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, remarked: “We are very pleased to have achieved our goal to return the Company to profitability in 2013, underscoring the successful execution of our strategy of expanding our higher margin total solutions business, and seeking profitable growth in our module business, rather than simply competing on MW volume and price.  We continue to capitalize on our high-visibility contracted late-stage solar project pipeline, which increased to 1.3 GW DC, even after completing construction of over 200 MW in 2013.  Reflecting our geographic diversity, our late-stage solar project pipeline, including those projects currently in construction comprises approximately 477 MW DC in Canada, 329 MW DC in Japan, 164 MW DC in the U.S. and 290 MW DC in China.   We also have confidence in the ongoing development of our early to mid-state project pipeline, which now exceeds 3.2 GW DC, and we hope many of these opportunities will be converted into real projects in the next 2-3 years.  Finally, while our growth in 2013 was led by our total solutions business, we had a positive contribution from our solar module business due to global capacity rationalization, stable average selling prices and robust demand across many key geographies.”

Michael G. Potter, Senior Vice President and Chief Financial Officer of Canadian Solar, commented: “We achieved a 19.5% gross margin in the fourth quarter of 2013, exceeding our previously upwardly revised guidance of 16% to 18%, with total solar module shipments of 621 MW.  We remain focused on driving profitable growth, while prudently investing in support of our solar project pipeline growth.  We exited the fourth quarter of 2013 with one of the industry’s strongest and most flexible balance sheets.  We have taken advantage of the favorable financing environment to raise funds and lay the foundation for future sustained, long-term profitable growth. Our strong cash position helps us to fund the development of our existing project pipeline and to take advantage of numerous other actionable project opportunities.”

Utility Scale Project Pipeline Update

At the end of January of 2014, the Company had a pipeline of late stage utility-scale solar projects totaling approximately 1.3 GW DC.  These projects include owned and joint-venture projects as well as projects where we provide engineering, procurement and construction (EPC) services.

In Canada, during the fourth quarter of 2013, the Company closed the sale of the Mississippi Mills project in Ontario, Canada to TransCanada for over C$61.0 million.  In addition, one project, William Rutley is in commercial operation pending completion of the sale to an investor.  The Company’s late stage solar project pipeline in Ontario, Canada, including those in construction now stands at, approximately 477 MW DC, including owned projects and EPC service contracts, which combined represent a revenue opportunity of over C$1.7 billion once the projects are built and connected to the grid.

The following table summarizes the status of the Company’s Ontario, Canada solar projects:

Canada Owned Projects	MW DC	Status	Expected COD[1]	End Buyer
Liskeard 1, 3 and 4	39.6	In Construction	2014 Q2	TransCanada
William Rutley	13.9	Commercial Operation	2012 Q4	TransCanada
Alfred	13.6	Permitting	2015 Q2	TransCanada
Foto Light LP	14.0	Engineering	2014 Q4	TBD
Illumination LP	14.0	Engineering	2014 Q4	DIF
Little Creek	11.9	In Construction	2014 Q1	BluEarth
Gold Light LP	14.0	Engineering	2014 Q4	DIF
Beam Light LP	14.0	Engineering	2014 Q4	DIF
Earth Light LP	14.0	Permitting	2015 Q1	Concord
Lunar Light LP	14.0	Permitting	2015 Q2	BluEarth
Discovery Light LP	11.6	Engineering	2014 Q4	TBD
Sparkle Light LP	14.0	In Construction	2014 Q3	BluEarth
GlenArm LP	14.0	Engineering	2014 Q4	DIF
Good Light LP	14.0	In Construction	2014 Q2	BluEarth
Aria LP	12.6	Permitting	2015 Q1	Concord
Ray Light LP	14.0	In Construction	2014 Q3	Concord
Mighty Solar LP	14.0	In Construction	2014 Q2	Concord
City Lights LP	14.0	Permitting	2014 Q4	TBD
Highlight (Val Caron)	14.0	In Construction	2014 Q2	Concord
Oro-Medonte 4	11.5	Engineering	2014 Q4	BlackRock
Taylor Kidd	14.0	In Construction	2014 Q2	BlackRock
Demorestville	14.0	In Construction	2014 Q1	BlackRock
Westbrook	14.0	In Construction	2014 Q2	BlackRock

Canada EPC Projects	MW DC	Status	COD	End Buyer
Penn Energy	39.0	In Construction	2014 Q2/3	Penn Energy
Grand Renewable Ph. I (Samsung)	129.8	In Construction	2015 Q1	GRSP
Gross Total:	507.5
Percent of Completion Revenue Recognized in 2013	30.2	Penn Energy, Taylor Kidd, Demorestville, Samsung
Net Total Outstanding	477.3

(1) Commercial Operation Date.

In Japan, at the end of January of 2014, the Company’s late stage, utility-scale solar power project pipeline reached 329 MW DC.  The Company expects to begin construction of its first Japanese solar power project in the first half of 2014.

The following table summarizes the status of the Company’s solar project pipeline in Japan:

Japan Project Pipeline	MW dc	FiT (Yen/kWh)	COD
Project 1	44.5	40	2016
Project 2	29.7	36	2015
Project 3	25.2	40	2015
Project 4	1.2	40	2014
Project 5	3.4	40	2014
Project 6	25.0	36	2015
Project 7	20.0	36	2015
Project 8	20.0	36	2015
Project 9	40.0	36.0/40.0	2016
Project 10	1.1	40	2014
Project 11	1.6	36	2014
Project 12	0.9	40	2014
Project 13	2.0	36	2014
Project 14	2.0	40	2014
Project 15	2.0	36	2014
Project 16	1.6	40	2014
Project 17	1.7	36	2014
Project 18	2.0	36	2014
Project 19	10.0	36	2015
Project 20	2.0	36	2014
Project 21	3.5	40	2014
Project 22	39.4	36	2015
Project 23	10.0	36	2015
Project 24	7.0	36	2015
Project 25	16.0	36	2015
Project 26	17.0	36	2015
Total	328.8

In the United States, during the fourth quarter of 2013, the Company completed construction of three solar power plants totaling approximately 24 MW DC.   At the end of the fourth quarter of 2013, the Company’s utility-scale project pipeline totals approximately 164 MW DC.

The following table represents the status of the Company’s United States solar project pipeline:

U.S. Project Pipeline	MW dc	State	Status	COD
TA Acacia LLC	28.4	CA	Construction	2014-Q3
Gasna 31P LLC	19.5	CA	Design and Permitting	2015-Q2
Indigo Ranch Project LLC	5.6	CA	Design and Permitting	2014-Q3
New Bern Farm LLC	6.2	NC	Construction	2014-Q2
Mile Farm LLC	6.2	NC	Design and Permitting	2014-Q2
Roxboro Farm LLC	6.2	NC	Construction	2014-Q1
Vickers Farm LLC	2.5	NC	Design and Permitting	2014-Q3
CSI Project Holdco LLC - P4	6.5	NC	Construction	2014-Q2
CSI Project Holdco LLC - P1	6.5	NC	Construction	2014-Q1
CSI Project Holdco LLC - P3	6.5	NC	Construction	2014-Q4
CSI Project Holdco LLC - P2	6.5	NC	Design and Permitting	2014-Q3
SE Solarne2.4.7	4	Various	Design and Permitting	2014-Q3
SH Solarne2,3,4,6,7	5.5	Various	Design and Permitting	2014-Q3
Other Projects	54	Various	Design and Permitting	2014-15
Total 2014-15	164.1

In China, the Company built and connected to the grid a 30 MW DC solar power plant in the western part of China and a 10MW DC project in the Jiangsu Province. Exiting 2013 the Company has identified a pipeline of late stage utility -scale projects in China totaling 290 MW, as follows:

China Project Opportunity 2014 -15

Province	(MW dc)	Feed In Tariff
Jiangsu	30 MW	RMB 1.0/kWh and RMB 0.2/kWh (Prov.)
Shandong	40 MW	RMB 1.0/kWh and RMB 0.2/kWh (Prov.)
Hebei	40 MW	RMB 0.95
Shanxi	50 MW	RMB 0.95
Inner Mongolia	50MW	RMB 0.90
Qinghai	50 MW	RMB 0.90
Xinjiang	30 MW	RMB 0.90 to 0.95/kWh
Total	290 MW

Business Outlook

The Company’s business outlook is based on management’s current views and estimates with respect to operating and market conditions, its current order book, global and local financing environment as well as uncertainty relating to customer final demand and solar project construction schedule.  Management’s views and estimates are subject to change without notice.

For the first quarter of 2014, the Company expects module shipments to be in the range of approximately 470 MW to 490 MW.  Total revenue for the first quarter of 2014 is expected to be in the range of $415 million to $430 million, with gross margin expected to be between 14% and 16%.

Management continues to see strong demand for the Company’s products in the first quarter of 2014, as the seasonality in Chinese market was more than compensated by the increase in demand from Japan and the U.S. However, longer shipping time to these markets will push some revenue to the second quarter of 2014. In addition, the production output from the Company’s module factories in China was low during the Chinese New Year holiday period.

Meanwhile, the Company’s revenue and gross margin in the first quarter of 2014 are expected to be adversely affected by the severe winter conditions in North America, which delayed construction and recognition of approximately $100.0 million in revenue from some of its utility-scale projects in Canada.  The Company expects to recognize this revenue in the second and third quarter of 2014. The expected gross margin in the first quarter of 2014 is adversely impacted by approximately 100 basis points (1.0%) due to the recently reported fire incident at the Company’s cell plant in Suzhou. The Company expects to fully recover its losses from its property and business interruption insurance in later quarters.

For the full year 2014, the Company expects annual module shipments to be in the range of 2.5 GW to 2.7 GW, including 400 MW to 500 MW of project recognition.  In addition, the Company expects to build and hold up to 250MW of project assets during 2014.  The Company expects that its net revenue for 2014 will be in the range of approximately $2.7 billion to $2.9 billion, with approximately 50% of revenue being derived from its total solutions business.

The Company’s Canadian and U.S. project revenue recognition is expected to be back-end loaded in 2014 due to permitting and construction schedule as well as US GAAP accounting rules which, for most Canadian projects, only allow revenue recognition after commercial operation date (COD) and the transfer of ownership to end customers. The estimated COD of all of the Company’s late-stage projects is disclosed in this press release to provide better granularity to investors.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, remarked: “We are excited about our outlook for 2014, given the size of our existing project pipeline, the expected growth in the broader solar market and the industry’s continued capacity rationalization.   We expect China, Japan, Canada, the U.S. and India to remain healthy markets for us through 2014.  We are incrementally more positive on China because of its market size and improved payment terms and pricing.  In addition, we see more opportunities in South Africa, the Middle East, and South America.  Customers and investors want to partner with us because we are one of the largest and most successful companies in the solar space, with a strong balance sheet, a proven track record of execution, and offering integrated total solar solutions.”

Recent Developments

On February 26, 2014, Canadian Solar announced that Natixis, New York Branch/Norddeutsche Landesbank Girozentrale, New York Branch/Cooperative Centrale Raiffeisen-Boerenleenbank B.A./”Rabobank Nederland”, New York Branch, will provide the Company with up to C$ 52 Million, in non-recourse, construction plus term financing.  The loan facility has a maturity term of construction plus 10 years and will be used to finance the previously announced 10MW (ac) utility-scale solar power project “Glenarm”, which is being acquired by DIF Infra 3 RE Canada (Ltd).

On February 24, 2014, Canadian Solar announced that it was awarded a module supply agreement to provide 18 MW of photovoltaic modules to Hitachi, Ltd. for a solar power project in Japan.  The project is owned by Eurus Energy Holdings Corporation with Hitachi as its EPC contractor.

On February 24, 2014, Canadian Solar announced that it was selected by Strata Solar to power five utility scale solar projects totaling 30 MW.

On February 18, 2014, Canadian Solar announced the closing of its offering of 3,194,700 common shares including 416,700 common shares pursuant to the full exercise by the underwriters of their over-allotment option, and the concurrent offering of $150 million in aggregate principal amount of 4.25% convertible senior notes due 2019 (the “Notes”), including the full exercise by purchasers of their option to acquire $20.0 million of additional Notes.  The Company received net proceeds of approximately $255.7 million from these offerings, after deducting discounts and commissions but before offering expenses.

On February 6, 2014, Canadian Solar announced that its subsidiary, Canadian Solar Solutions Inc., entered into an agreement with a fund managed by BlackRock (“BlackRock”) pursuant to which, whereby BlackRock will acquire the Company’s Oro-Medonte solar power plant totaling 10 MW AC at a valuation comparable to other recent project sales completed by Canadian Solar on a per megawatt basis in the Ontario market.  This transaction follows BlackRock’s previous acquisitions of the Company’s Demorestville, Taylor Kidd and Westbrook solar power plants in Ontario, Canada.

On January 30, 2014, Canadian Solar, announced that it shipped a record of 508 MW of PV modules under its own Canadian Solar brand to Japan thus becoming the largest foreign PV module brand in the Japanese market with an estimated 7% market share in 2013.

On January 29, 2014, Canadian Solar announced that it has been selected as the sole PV module supplier for a 2.1MW solar power plant at the Delhi International Airport in India.

On January 27, 2014, Canadian Solar announced that its subsidiary, Canadian Solar Solutions Inc., entered into an agreement with a fund managed by BlackRock pursuant to which BlackRock will acquire the Company’s Westbrook 10MW AC utility-scale solar power plant in Kingston, Ontario at a valuation comparable to other recent project sales completed by Canadian Solar on a per megawatt basis in the Ontario market.

On January 27, 2014, Canadian Solar announced it was selected by BELECTRIC Inc. to power four new solar power projects, totaling 7.8 MW, in San Bernardino County, Southern California.

On January 22, 2014, Canadian Solar announced that its subsidiary, Canadian Solar Solutions Inc., signed a 10 MWac module supply agreement with Silvercreek Solar Park Inc. (“Silvercreek”), pursuant to which the Company will supply Silvercreek with Ontario-made modules for Silver Creek’s first, ground-mounted utility-scale solar power plant in Ontario, Canada.

On January 21, 2014, Canadian Solar announced that the Company’s PV modules achieved the highest PTC ratings amongst all major poly module manufacturers.

On January 9, 2014, Canadian Solar announced the successful completion and grid connection of a 10 MW ground mounted solar power project in Sihong County of Jiangsu Province in eastern China.  This project was developed by CSI Solar Power (China) Inc., a subsidiary of Canadian Solar, with Gaochuangte New Energy as the EPC contractor.

On January 7, 2014, Canadian Solar announced it was selected to supply 84,480 solar modules to National Renewable Energy Corporation (NARENCO) for four utility scale solar projects totaling 25.3 MW in Wayne and Duplin counties of North Carolina.

On January 6, 2014, Canadian Solar announced the successful completion and grid connection of a 30 MW ground mounted solar power project in Tumushuke City, Xinjiang Uyghur Autonomous Region in Western China.  This project was developed by CSI Solar Power (China) Inc., a subsidiary of Canadian Solar Inc., with Gaochuangte New Energy as the EPC contractor.

On January 2, 2014, Canadian Solar announced that its wholly owned subsidiary, Canadian Solar Solutions Inc., completed the sale of Mississippi Mills, a 10 megawatt AC solar power plant valued at over C$61.0 million to TransCanada Corporation (TSX, NYSE: TRP) (“TransCanada”) on December 31, 2013.

On December 23, 2013, Canadian Solar announced that its subsidiary, CSI Holdco LLC, sold two utility-scale solar power plants totaling 4.4 MW DC (3 MW AC) to PSEG’s  subsidiary, PSEG Solar Source. The plants have a 20-year electricity off-take agreement with PG&E.

On December 16, 2013, Canadian Solar announced that its modules were selected for the Clovis Unified School District solar installation in Clovis, California.

On December 12, 2013, Canadian Solar announced that it was awarded a module supply agreement to provide Zhenfa New Energy Science & Technology Co., Ltd. with PV modules totaling 100 MW for three solar power projects located in Gansu Province and one solar project in Inner Mongolia Autonomous Region of China.

On December 9, 2013, Canadian Solar announced that it signed a $40 million loan agreement with Harvest North Star Capital.  The loan facility will be used to finance the development of several ground-mounted solar power projects in Japan totaling around 145.1 MW DC, with approximately 40-50 MW DC expected to start construction during the first half of 2014.

On December 9, 2013, Canadian Solar announced it is the supplier of 8.7 MW of its MaxPower CS6X Solar Modules to EOSOL Mexico for a ground mounted solar project located in Durango, Mexico.  The project represents Mexico’s second largest PV project to date.

On December 2, 2013, Canadian Solar announced that National Bank of Canada will provide the Company with up to C$35 million, in short-term construction financing.  This credit facility will be used to finance the construction of one of the Company’s solar projects in Ontario, Canada.

On November 29, 2013, Canadian Solar announced that the Jiangsu Suzhou Intermediate Court issued a civil decision that vacated its decision in May 2013 (the “May Decision”), which dismissed a request by LDK Solar Co., Ltd. (“LDK”) to enforce an arbitration award in LDK’s ongoing dispute with the Company and ruled that the case be re-adjudicated.  The decision was issued following a request for re-adjudication by the Jiangsu Provincial High Court, which reviewed the May Decision.

On November 18, 2013, Canadian Solar announced that its subsidiary, Canadian Solar Solutions Inc., entered into a sales agreement with a fund managed by DIF pursuant to which DIF will acquire from Canadian Solar four utility-scale solar power plants located in Ontario, Canada, totaling 40 MWAC at a valuation comparable to other recent project sales completed by the Company in the Ontario market.

Conference Call Information

The Company will hold a conference call on Wednesday, March 5, 2014 at 8:00 a.m. U.S. Eastern Standard Time (9:00 p.m., March 5, 2014 in Hong Kong) to discuss the Company’s fourth quarter results and its business outlook. The dial-in phone number for the call is +1-866-318-8615 or +1-617-399-5134, with passcode 60564093.  A webcast of the conference call will also be available on Canadian Solar’s website at www.canadiansolar.com.

A replay of the call will be available 4 hours after the conclusion of the live call and until 11:00 p.m. on March 12, 2014, U.S. Eastern Standard Time (11:00 a.m., March 13, 2014 in Hong Kong) and can be accessed by dialing +1-617-801-6888 or +1-888-286-8010 and entering the passcode 72091072.  A webcast replay will also be available at www.canadiansolar.com.

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar Inc. (NASDAQ: CSIQ) is one of the world’s largest and foremost solar power companies. As a leading vertically integrated provider of solar modules, specialized solar products and solar power plants with operations in North America, South America, Europe, Africa, the Middle East, Australia and Asia, Canadian Solar has delivered more than 6 GW of premium quality solar modules to customers in over 70 countries. Canadian Solar is committed to improve the environment and dedicated to provide advanced solar energy products, solutions and services to enable sustainable development around the world. For more information, please visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements:

Certain statements in this press release regarding the Company’s expected future shipment volumes, gross margins, business prospects and future quarterly or annual results, particularly the management quotations and the statements in the “Business Outlook” section, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding the previously disclosed SEC investigation as well as general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Germany, Japan, the U.S. and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 26, 2013. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

FINANCIAL TABLES FOLLOW

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Operations

(In Thousands of US Dollars, Except Share And Per Share Data And Unless Otherwise Stated)

	Three Months Ended			Twelve Months Ended
	December 31	September 30	December 31	December 31	December 31
Item	2013	2013	2012	2013	2012
Net revenues	519,469	490,897	294,839	1,654,356	1,294,829
Cost of revenues	418,213	390,686	279,969	1,378,661	1,204,468
Gross profit	101,256	100,211	14,870	275,695	90,361
Selling expenses	28,457	21,248	24,965	88,426	91,053
General and administrative expenses	24,268	20,722	78,260	44,768	128,826
Research and development expenses	3,234	2,968	3,128	11,685	12,998
Total operating expenses	55,959	44,938	106,353	144,879	232,877
Income (loss) from operations	45,297	55,273	(91,483)	130,816	(142,516)
Interest expenses	(9,948)	(11,769)	(9,894)	(46,244)	(53,305)
Interest income	2,777	2,749	3,661	11,973	13,360
Gain (loss) on change in foreign currency derivatives	8,936	(1,608)	2,267	10,764	(4,369)
Foreign exchange gain (loss)	(18,532)	2,279	(10,799)	(51,469)	(10,707)
Investment loss	—	—	(1,082)	—	(1,082)
Others	428	—	—	428	—
Income (loss) before income taxes	28,958	46,924	(107,330)	56,268	(198,619)
Income tax benefit (expenses)	(3,687)	(12,383)	3,291	(7,640)	5,433
Equity in loss of unconsolidated investees	(1,216)	(1,188)	(826)	(3,064)	(1,969)
Net income (loss)	24,055	33,353	(104,865)	45,564	(195,155)
Less: Net income attributable to non—controlling interest	3,108	5,661	120	13,906	313
Net income (loss) attributable to Canadian Solar Inc.	20,947	27,692	(104,985)	31,658	(195,469)
Earnings (Loss) per share-basic	$0.41	$0.58	$(2.43)	$0.68	$(4.53)
Shares used in computation-basic	50,494,856	47,435,751	43,236,769	46,306,739	43,190,778
Earnings (Loss) per share-diluted	$0.39	$0.56	$(2.43)	$0.63	$(4.53)
Shares used in computation-diluted	53,317,482	49,567,538	43,236,769	50,388,284	43,190,778

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(In Thousands of US Dollars)

	Three Months Ended			Twelve Months Ended
	December 31	September 30	December 31	December 31	December 31
	2013	2013	2012	2013	2012
Net Income(loss)	24,055	33,353	(104,865)	45,564	(195,155)
Other comprehensive income, net of tax:
Foreign currency translation adjustments	(3,420)	5,369	2,584	1,877	5,505
Comprehensive income (loss)	20,635	38,722	(102,281)	47,441	(189,650)
Less: comprehensive income attributable to non-controlling interest	2,115	5,908	168	12,667	579
Comprehensive income (loss) attributable to Canadian Solar Inc.	18,520	32,814	(102,449)	34,774	(190,229)

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheet

(In Thousands of US Dollars)

	December 31, 2013	December 31, 2012
Assets
Current assets
Cash and cash equivalents	228,250	141,968
Restricted cash	451,153	422,357
Accounts receivable trade, net	280,694	254,906
Accounts receivable, unbilled	13,947	5,230
Amount due from related parties	4,689	9,977
Inventories	231,158	274,456
Value added tax recoverable	15,705	14,483
Advances to suppliers, net	42,028	28,998
Foreign currency derivative assets	7,323	1,351
Project assets -current	344,162	180,437
Prepaid expenses and other current assets	100,247	108,041
Total current assets	1,719,356	1,442,204
Property, plant and equipment, net	407,605	469,643
Deferred tax assets	62,950	39,082
Prepaid land use right	18,776	18,629
Investments in affiliates	34,070	26,728
Intangible assets, net	5,657	4,328
Project assets -non-current	160,836	218,710
Other non-current assets	44,485	39,989
TOTAL ASSETS	2,453,735	2,259,313
Current liabilities:
Short-term borrowings	778,513	858,927
Accounts and notes payable	639,376	461,631
Amounts due to related parties	19,872	5,037
Other payables	101,266	104,783
Advances from customers	75,328	18,659
Foreign currency derivative liabilities	597	365
Other current liabilities	163,407	90,848
Total current liabilities	1,778,359	1,540,250
Accrued warranty costs	40,605	58,334
Long-term borrowings	151,392	214,563
Liability for uncertain tax positions	17,192	14,804
Deferred tax liabilities - non current	24,044	56,152
Loss contingency accruals	29,698	28,461
Total liabilities	2,041,290	1,912,564
Redeemable non-controlling interest	10,948	45,166
Common shares	561,242	502,562
Additional paid-in capital	(32,121)	(38,296)
Accumulated deficit	(192,503)	(224,162)
Accumulated other comprehensive income	53,910	50,795
Total Canadian Solar Inc. shareholders’ equity	390,528	290,899
Non-controlling interest	10,969	10,684
Total equity	401,497	301,583
TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY	2,453,735	2,259,313